SCHEDULE A

ANNUAL FEES PAID WITH RESPECT TO THE RULE 12B–1 DISTRIBUTION PLAN

Fund	Class	Annual Rate of Up To	Approval Date
North Square Oak Ridge Small Cap Growth Fund	A	0.25%	August 24, 2018
North Square Oak Ridge All Cap Growth Fund	A*	0.25%	August 24, 2018
North Square Multi Strategy Fund	A	0.25%	August 24, 2018
North Square Strategic Income Fund	A*	0.25%	December 17, 2019
North Square Tactical Growth Fund	A	0.25%	December 16, 2020
North Square Tactical Growth Fund	C	1.00%	December 16, 2020
North Square Tactical Defensive Fund	A	0.25%	December 16, 2020
North Square Tactical Defensive Fund	C	1.00%	December 16, 2020
North Square Trilogy Alternative Return Fund	A	0.25%	December 16, 2020
North Square Trilogy Alternative Return Fund	C	1.00%	December 16, 2020

* Share class is currently not offered.